SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               Schedule 13D**

                  Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                        Arinco Computer Systems Inc.
                               (Name of Issuer)

                   Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                  040397101
                                (Cusip Number)

                             Michael R. Gleason
                         201 Main Street, Suite 1955
                          Fort Worth, Texas  76102
                                (817)335-6999
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               March 28, 2000
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 32,000,000 shares, which constitutes approximately 65.4% of the 48,959,000 of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 48,959,000 shares outstanding.
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1.        Name of Reporting Person:

          Culmen Technology Partners, L.P.

2.        Check the Appropriate Box if a Member of a Group:
                                                              (a) /   /

                                                              (b) / X /
3.        SEC Use Only

4.        Source of Funds: OO-Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                 /   /

6.        Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 28,000,000
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 28,000,000
Person
With
               10.  Shared Dispositive Power: -0-

11.       Aggregate Amount Beneficially Owned by Each Reporting Person:

          32,000,000 (1)

12.       Check  Box  if  the Aggregate Amount in Row (11) Excludes  Certain
          Shares:
                                                                 /   /

13.       Percent of Class Represented by Amount in Row (11): 65.4% (2)

14.       Type of Reporting Person: PN

-----------------
(1) Includes 4,000,000 shares of the Common Stock that may be acquired upon the conversion of 100,000 shares of the Issuer's Series B Convertible Preferred Stock. Each share of the Series B Convertible Preferred Stock is entitled to a number of votes equal to the number of shares of the Common Stock into which it is convertible from time to time. Except as required by law or as specifically provided in the Certificate of Designation, the holders of the Series B Preferred Stock and the Common Stock will vote together as a single class. As of the date hereof, a share of the Issuer's Series B Convertible Preferred Stock may be converted into 40 shares of the Common Stock.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 48,959,000 shares of the Common Stock outstanding.

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ITEM 1.   SECURITY AND ISSUER.

          This statement relates to shares of the Common Stock, par value $0.01 per share (the "Common Stock"), of Arinco Computer Systems Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1650 University Boulevard, N.E., Suite 5-100, Albuquerque, New Mexico 87102.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Culmen Technology Partners, L.P., a Texas limited partnership ("Culmen" or the "Reporting Person"). Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): CTP, Inc., a Delaware corporation ("CTP") and Michael R. Gleason ("Gleason"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

          (b)-(c)

          Reporting Person

           Culmen is a Texas limited partnership, the principal business and purpose of which are to buy, sell, exchange or otherwise acquire, hold, invest in, and deal with the common stock of the Issuer and hold other securities of the Issuer that constitute proceeds thereof. The principal address of the Reporting Person, which also serves as its principal office, is 201 Main Street, Suite 1955, Fort Worth, Texas 76102.

          Controlling Persons

           Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.

           CTP is a Delaware corporation, the principal business of which is serving as the general partner of the Reporting Person and activities related thereto. The principal address of CTP, which also serves as its principal office, is 103 Foulk Road, Suite 202, Wilmington, Delaware 19803.

           Gleason is the President and sole Director of CTP, as well as the Managing Partner of the Culmen Group. The Culmen Group has investments in oil and gas production, real estate, public and private equity and fixed income securities and media. Gleason also represents Seven Network Australia in the United States. He serves as Vice President of Seven Network (U.S.).

           (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

          SOURCE OF FUNDS               AMOUNT OF FUNDS

          Other (1)                     $ 8,000,000.00 (2)

     (1)  Contributions from partners.
     (2) This figure represents the total amount expended in purchasing the Issuer's Series B Convertible Preferred Stock as described in Item 5(c).

ITEM 4.   PURPOSE OF TRANSACTION.

          Under a Securities Purchase Agreement, dated March 28, 2000, by and among the Issuer, Pangea Internet Advisors LLC, Culmen and certain other persons and entities (the "Purchase Agreement") (a) the Reporting Person purchased shares of the Issuer's Series B Convertible Preferred Stock (the "Series B Stock") as described in Item 5(c), and (b) the Issuer has agreed to reincorporate in Delaware and change its name to Pangea Internet, Inc. Following the sale and issuance of the Series B Stock, the Issuer's primary activity will be to acquire and operate enterprises that are, or propose to be, engaged in businesses relating primarily to the internet, e-commerce and related technologies. The Issuer's new management team will identify, investigate, structure and negotiate the terms of the acquisitions of such businesses and will then oversee and actively manage them. The Purchase Agreement is more fully described in Item 6 herein and a copy of the Purchase Agreement is attached hereto as Exhibit 99.1.

          The Reporting Person intends to review continuously its position in the Issuer. Depending on future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, the Reporting Person may determine to increase or decrease its equity interest in the Issuer by acquiring additional shares of the Common Stock (or securities convertible or exercisable into shares of the Common Stock) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so.

          Gleason has been elected to the Issuer's Board of Directors as representative of the Reporting Person.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)

          Reporting Person

          Culmen

          The aggregate number of shares of the Common Stock that Culmen owns beneficially, pursuant to Rule 13d-3 of the Act, is 32,000,000 which constitutes approximately 65.4% of the 48,959,000 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i). Culmen owns 28,000,000 shares of the Common Stock, such shares being acquired upon conversion of 700,000 shares of the Series B Stock, and 100,000 shares of the Series B Stock, each such share of Series B Stock being convertible into 40 shares of the Common Stock.

          Controlling Persons

          The  aggregate number of shares of the Common Stock that  each  of
(1) CTP, as the sole general partner of the Reporting Person, and (2) Gleason, as the President and sole Director of CTP, own beneficially, pursuant to Rule 13d-3 of the Act, is 32,000,000 which constitutes approximately 65.4% of the 48,959,000 shares of the Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i). Such beneficial ownership is comprised of 28,000,000 shares of the Common Stock acquired upon conversion of 700,000 shares of the Series B Stock, and 100,000 shares of the Series B Stock, each such share of Series B Stock being convertible into 40 shares of the Common Stock.

          To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any additional shares of the Common Stock.

          (b) Culmen, CTP and Gleason have voting or dispositive power over 28,000,000 shares of the Common Stock. Culmen, CTP and Gleason also own 100,000 shares of the Series B Stock, each such share of the Series B Stock being entitled to a number of votes equal to the number of shares of the Common Stock into which it is convertible from time to time. Except as required by law or as specifically provided in the Certificate of Designation, the holders of the Series B Preferred and the Common Stock will vote together as a single class. As of the date hereof, a share of the Issuer's Series B Convertible Preferred Stock may be converted into 40 shares of Common Stock.

          (c) On March 28, 2000, pursuant to a private placement offering by the Issuer of an aggregate of 4,000,000 shares of the Series B Stock, Culmen purchased directly from the Issuer 800,000 shares of the Series B Stock. Culmen paid $8,000,000 for such Series B Stock and immediately converted 700,000 shares of such Series B Stock into 28,000,000 shares of the Common Stock. Culmen's remaining 100,000 shares of the Series B Stock are currently convertible into shares of the Common Stock at a ratio of 40 shares of the Common Stock for each share of the Series B Stock.

          Except as set forth above, the Reporting Person has not effected any transactions in shares of the Common Stock during the past 60 days.

          (d) The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

          (e)  Not applicable.

ITEM 6.   CONTRACTS,  ARRANGEMENTS,  UNDERSTANDING  OR  RELATIONSHIPS   WITH
          RESPECT TO SECURITIES OF THE ISSUER.

          Culmen is party to the Purchase Agreement. In connection with the Purchase Agreement, Culmen also entered into a registration rights agreement (the "Registration Rights Agreement"), a form of which is attached as Exhibit A to the Purchase Agreement. The description contained herein of the Purchase Agreement, the Registration Rights Agreement and certain other exhibits to the Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Purchase Agreement which, together with its exhibits, is attached hereto as Exhibit 99.1.

          Purchase Agreement

          As described under Item 5(c) above, the Reporting Person purchased 800,000 shares of the Series B Stock on March 28, 2000 pursuant to the Purchase Agreement and immediately converted 700,000 shares of such Series B Stock into 28,000,000 shares of the Common Stock. The remaining 100,000 shares of Series B Stock purchased by the Reporting Person are currently convertible into shares of the Common Stock at a rate of 40 shares of the Common Stock for each share of the Series B Stock, based on a conversion price of $0.25 per share, which is subject to adjustment as set forth in the Certificate of Designation relating to the Series B Stock (the "Certificate of Designation"), a copy of which is attached as Exhibit C to the Purchase Agreement.

           As set forth in Section 7.1 of the Purchase Agreement, the Issuer has agreed to take all steps within its power that may be necessary or desirable in order to cause the jurisdiction of incorporation of the Issuer to be changed to Delaware (the "Delaware Reincorporation"), as expeditiously as possible, including, without limitation, taking all necessary action as may be required under New Mexico and Delaware law to merge the Issuer into Pangea, filing any required proxy solicitation materials with the Securities and Exchange Commission in connection therewith, soliciting any stockholder approval required therefor (including the holding of a stockholders meeting), recommending to the stockholders that they approve the Delaware Reincorporation, and making any required state filings. As set forth in
Section 7.1 of the Purchase Agreement, certain stockholders of the Issuer have agreed to vote all of their shares of the Common Stock in favor of the foregoing proposals and have granted an irrevocable proxy to the Issuer for the purpose of approving such proposals.

           After the sale and issuance of the Series B Stock, the Issuer's primary activity will be to acquire and operate enterprises that are, or propose to be, engaged in businesses relating primarily to the internet, e-commerce and related technologies. The Issuer's new management team will identify, investigate, structure and negotiate the terms of the acquisitions of such businesses and will then oversee and actively manage them.

          Registration Rights Agreement

          The Registration Rights Agreement entitles the Reporting Person to certain rights with respect to the registration of shares of the Common Stock under the Securities Act of 1933 (the "Securities Act"). At any time and from time to time after March 28, 2001, one or more holders of more than 25% of the shares of the Issuer's Registrable Securities (as defined in the Registration Rights Agreement) then outstanding (Culmen currently holds less than 25% of the shares of the Issuer's Registrable Securities) may make a written request of the Issuer for registration under the Securities Act of all or any part of its holdings of the Series B Stock, and specify the intended method or methods of disposition thereof, including by means of a shelf registration pursuant to Rule 415 under the Securities Act (but only if the Issuer is then eligible to use Form S-2 or S-3, or any successor forms). If the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securityholders, Culmen is entitled to notice of, and to include shares in, such registration.

          Certificate of Designation

           The Certificate of Designation provides the holders of the Series B Stock a number of votes equal to the number of shares of the Common Stock into which it is convertible from time to time. The Series B Stock purchased by the Reporting Person is currently convertible into shares of the Common Stock at a rate of 40 shares of the Common Stock for each share of the Series B Stock. Except as required by law or as specifically provided in the Certificate of Designation, the holders of the Series B Stock and the Common Stock will vote together as a single class. Each share of the Series B Stock is convertible, at the option of the holder thereof, at  any  time after the date of issuance of such share.  Each share  of  the
Series B Stock is automatically convertible (i) immediately prior to the closing of the first firmly underwritten public offering of the Common Stock of the Issuer that occurs after March 28, 2000, and (ii) upon the conversion of a number of shares of the Series B Stock which when added to all shares of the Series B Stock previously converted at any time equals 60% of the number of shares of the Series B Stock issued pursuant to the Purchase Agreement. The shares of the Series B Stock are redeemable (i) at the option of the Issuer in whole or in part at any time and from time to time after March 28, 2000, and (ii) at the option of the holders of at least 50% of the shares of the Series B Stock issued pursuant to the Purchase Agreement if the Charter Amendment (as defined in the Certificate of Designation) has not occurred prior to December 31, 2000. In both cases the redemption price is $10.00 per share, plus all dividends accrued and unpaid (including interest, if any) on such Series B Stock up to the date fixed for redemption. The shares of the Series B Stock have a liquidation preference of the greater of (i) the sum of $10.00 plus any declared but unpaid dividends and (ii) the amount such share would be entitled to receive on an "as if converted" basis.

          Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Common Stock owned by the Item 2 Persons.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 99.1 -- Securities Purchase Agreement, dated as of March 28, 2000, by and among the Issuer, Pangea Internet Advisors LLC, Culmen and certain other persons and entities.

          Exhibit 99.2 -- Limited Partnership Agreement of Culmen Technology Partners, L.P.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATED:     April 6, 2000



                                   CULMEN TECHNOLOGY PARTNERS, L.P.

                                   By:  CTP, Inc.,
                                        general partner

                                          By:   /s/   Michael   R.   Gleason
Michael R. Gleason, President

                                EXHIBIT INDEX


EXHIBIT             DESCRIPTION

99.1 Securities Purchase Agreement, dated as of March 28, 2000, by and among the Issuer, Pangea Internet Advisors LLC, Culmen and certain other persons and entities.

99.2      Limited Partnership Agreement of Culmen Technology Partners, L.P.